                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 1)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                OHM CORPORATION
                           (Name of Subject Company)
                      INTERNATIONAL TECHNOLOGY CORPORATION
                                 IT-OHIO, INC.
                                    (Bidder)
                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  670839 10 9
                     (CUSIP Number of Class of Securities)

                               ANTHONY J. DELUCA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     INTERNATIONAL TECHNOLOGY CORPORATION
                            2790 MOSSIDE BOULEVARD
                     MONROEVILLE, PENNSYLVANIA 15146-2792
                                (412) 372-7701
 (Name, Address and Telephone Number of Person Authorizing to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:

              PETER F. ZIEGLER                     JOSEPH B. FRUMKIN
              KAREN E. BERTERO                    SULLIVAN & CROMWELL
        GIBSON, DUNN & CRUTCHER LLP                 125 BROAD STREET
            333 S. GRAND AVENUE                 NEW YORK, NEW YORK 10004
       LOS ANGELES, CALIFORNIA  90071                  (212) 558-4000
               (213) 229-7000

                           Calculation of Filing Fee
================================================================================
    TRANSACTION VALUATION                                AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
       $160,229,500*                                           $32,045.90**
--------------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value is based on 13,933,000 Shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $11.50 per Share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[_] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(a)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:   Not Applicable         Filing party:  Not Applicable
Form or registration no.:  Not Applicable        Date filed:    Not Applicable

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1, dated January 16, 1998 (the "Schedule 14D-1"), of IT-Ohio, Inc. (the "Purchaser") and International Technology Corporation ("Parent"), as amended, filed in connection with the Purchaser's offer to purchase 13,933,000 shares of Common Stock, par value $0.10 per share, of OHM Corporation, an Ohio corporation (the "Company") as set forth in the Schedule 14D-1 (the "Offer").

ITEM 10.  ADDITIONAL INFORMATION.

     The response to Item 10 is hereby amended and supplemented as follows:

     At 11:59 p.m. on January 21, 1998 the period during which the Ohio Division (as defined in the Offer to Purchase filed as exhibit (a)(2) to the Schedule 14D-1) could have summarily suspended the continuation of the Offer expired without any such action by the Ohio Division.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(9) Press Release, dated January 16, 1998, issued by Parent with respect to the commencement of the Offer.

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

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  January 22, 1998

                              IT-OHIO, INC.


                              By  /s/ Anthony J. DeLuca
                                 -------------------------------
                                  Anthony J. DeLuca
                                  President



                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  January 22, 1998

                              INTERNATIONAL TECHNOLOGY
                                 CORPORATION

                              By  /s/ Anthony J. DeLuca
                                 -------------------------------
                                  Anthony J. DeLuca
                                  President and Chief Executive Officer





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